UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Techwell, Inc.

(Name of Subject Company (Issuer))

Navajo Merger Sub, Inc.

(Offeror)

an indirect, wholly-owned subsidiary of

Intersil Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87874D 10 1

(CUSIP Number of Class of Securities)

Thomas C. Tokos, Esq.

Intersil Corporation

1001 Murphy Ranch Road, Suite 1

Milpitas, California 95035

Phone (408) 432-8888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher G. Karras

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

This filing on Schedule TO relates to a planned tender offer by Navajo Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Intersil Corporation (“Intersil”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Techwell, Inc., a Delaware corporation (“Techwell”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 22, 2010, by and among Intersil, the Purchaser and Techwell.

The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities of Techwell. At the time the tender offer is commenced, Intersil and the Purchaser will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”), and will mail an offer to purchase, letter of transmittal and related tender offer documents to Techwell’s stockholders. The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Techwell with the SEC will contain important information, including the various terms of, and conditions to, the tender offer that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Techwell’s stockholders at no expense to them. In addition, these documents will be available at no charge on the SEC’s web site at www.sec.gov.

Item 12.	Exhibits.

Exhibit	Exhibit Name
99.1	PowerPoint presentation made to Techwell managers and employees on March 22, 2010.

99.2	Message to Techwell employees delivered on March 22, 2010.

99.3	Message to Intersil employees delivered on March 22, 2010.

99.4	“Talking Points” for presentation made to Intersil management on March 22, 2010.